SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CIM COMMERCIAL TRUST CORPORATION

(Name of Subject Company (Issuer); Name of Filing Person (Offeror))

Series L Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

125525857

(CUSIP Number of Class of Securities)

Charles E. Garner II

Chief Executive Officer

CIM Commercial Trust Corporation

17950 Preston Road, Suite 600

Dallas, Texas 75252

(972) 349-3200

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

Adva Bitan and Yuval Eden

Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co.

One Azrieli Center, Round Building

Tel Aviv 6701101, Israel

+972 3 607 4464

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☒          Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned exchange offer (the “Proposed Exchange Offer”) by CIM Commercial Trust Corporation (the “Company”) with respect to all shares of Series L preferred stock, par value $0.001 per share, of the Company issued and outstanding. On October 5, 2018, the Company filed a prospectus, as part of a registration statement on Form S-4 (Reg. No. 333-227707), dated October 5, 2018, registering the shares of common stock, par value $0.001 per share, and Series M preferred stock, par value $0.001 per share, of the Company that may be issued in the Proposed Exchange Offer, and published a strategic update presentation relating to the Proposed Exchange Offer. The prospectus and strategic update presentation are filed as Exhibits 99.1 and 99.2 to this Schedule TO, respectively.

IMPORTANT INFORMATION

The Proposed Exchange Offer has not yet commenced. This communication is for informational purposes only and shall not constitute an offer to buy or the solicitation of an offer to sell any securities of the Company, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

On the commencement date of the Proposed Exchange Offer, the Company will file with the U.S. Securities and Exchange Commission (the “SEC”) and with the Israel Securities Authority (the “ISA”) a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents. Prior to making any decision with respect to the Proposed Exchange Offer, stockholders are urged to carefully read these materials, when available, because they will contain important information regarding the Proposed Exchange Offer.

Copies of materials relating to the Proposed Exchange Offer that the Company files with the SEC and the ISA may be accessed free of charge through the SEC’s website at www.sec.gov, at the ISA’s website at www.magna.isa.gov.il, or from the Company’s website at http://shareholders.cimcommercial.com/sec-filings, or may be requested by contacting the Company at CIM Commercial Trust Corporation, Attn: Stockholder Relations, 17950 Preston Road, Suite 600, Dallas, Texas 75252.

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EXHIBIT INDEX

Exhibit No.	Document

99.1	Prospectus, dated October 5, 2018 (incorporated by reference to the CIM Commercial Trust Corporation Registration Statement on Form S-4 (File No. 333-227707) filed October 5, 2018).

99.2	Strategic Update Presentation, dated October 5, 2018 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by CIM Commercial Trust Corporation on October 5, 2018).

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